Exhibit 99.1

De Beers and Mountain Province Diamonds are pleased with support as public hearings into Gahcho Kué project conclude in the Northwest Territories

YELLOWKNIFE, Dec. 11, 2012 /CNW/ - Economic benefits for the Northwest Territories and Canada, a comprehensive environmental plan and extensive engagement with communities and regulators drew praise from both government and a number of Aboriginal groups that attended five days of public hearings into the proposed Gahcho Kué Project, 280km northeast of Yellowknife.

Gahcho Kué, a joint venture of De Beers and Mountain Province Diamonds, began the Environmental Impact Review process in 2006. In December 2011, an 11,000 page Environmental Impact Statement was submitted to the Mackenzie Valley Environmental Impact Review Board. The Gahcho Kué Panel struck by the Board held community and public hearings in Dettah, Lutsel K'e and Yellowknife between November 30 and December 7.

De Beers Canada Chief Operating Officer Glen Koropchuk, who provided opening remarks at the Yellowknife hearings on behalf of the Gahcho Kué JV, said the years of working collaboratively with the local communities near the Gahcho Kué site helped shape the project design. "We are confident that the Project is not only technically sound, but also reflects our commitment to sustainable development by listening to our community partners and incorporating key input that makes this project viable and respects local priorities."

The proposed Gahcho Kué Project comes at a time when the GDP of the Northwest Territories has started to decline due to the reduced output from the territories' two oldest diamond producers.

Mountain Province Diamonds President & CEO Patrick Evans said: "Since the discovery of Gahcho Kué 20 years ago, more than $200 million has been invested in exploration, social and environmental studies, engineering design, feasibility studies and consultation. This reflects an extraordinary commitment on the part of our shareholders to the people and diamond industry of Canada's Northwest Territories. Last week's public hearings mark an important milestone towards the development of Canada's next great diamond mine. The successful permitting of Gahcho Kué will secure the Northwest Territories' position as one of the world's leading diamond producing regions".

During the hearings, a groundbreaking collaborative monitoring forum, Ni Hadi Yati, was proposed jointly by the Yellowknives Dene First Nation, Lutsel K'e Dene First Nation, Deninu K'ue First Nation, Tlicho Government and De Beers. This forum would be funded by the Gahcho Kué JV and is proposed to provide increased capacity to Aboriginal groups to improve understanding and involvement in environmental monitoring programs. The North Slave Métis Alliance and NWT Métis Nation have also been invited to participate.

De Beers and Mountain Province Diamonds wish to thank all those that participated in the public hearings and throughout the Environmental Impact Review process and look forward to a positive report from the Gahcho Kué Panel of the Mackenzie Valley Environmental Impact Review Board.

About De Beers Group:

De Beers Group is a member of the Anglo American plc group.  Established in 1888, De Beers is the world's leading diamond company with unrivalled expertise in the exploration, mining and marketing of diamonds. Together with its joint venture partners, De Beers employs approximately 16,000 people across the diamond pipeline, and is the world's largest diamond producer by value, with mining operations in Botswana, Canada, Namibia and South Africa.  As part of the company's operating philosophy, the people of De Beers are committed to Living up to Diamonds by making a lasting contribution to the communities in which they live and work, and transforming natural resources into shared national wealth. De Beers operates two mines in Canada, the underground Snap Lake Mine in the Northwest Territories and the open pit Victor Mine in northern Ontario. For further information about De Beers visit www.debeersgroup.com.

About Mountain Province Diamonds:

Gahcho Kué is the world's largest and richest new diamond mine. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Background & Quotes

The proposed Gahcho Kué diamond mine is located at Kennady Lake, 280 km northeast of Yellowknife, is a $650 million investment (2010 dollars), which will result in important benefits to the NWT:

•	Two years of construction and 11 year life of mine
•	4.5 million carats recovered on average annually
•	372 jobs during operations and up to 690 FTE jobs during construction
•	New business opportunities for Northern and Aboriginal business
•	$3.9 billion dollar GDP impact to Canada, of which more than 80% will be in the Northwest Territories

Quotes on the record from the Environmental Impact Review public hearings in Yellowknife:

•	In his remarks to the Panel, Northwest Territories Premier Bob McLeod said: "The Gahcho Kué Project is important to the long-term strategic interests of the Northwest Territories, to the continued strength of our economy and the wellbeing of our people and communities."
•	North Slave Metis Alliance President Bill Enge: "…the North Slave Métis Alliance supports sustainable development, not unfettered exploitation of their lands. And this, I'm happy to say, appears to be the situation here where De Beers is putting in place a sustainable mining method that we can support."
•	Stephen Ellis, Special Advisor to the Treaty 8 Tribal Corporation, on a proposal to establish Ni Hadi Yati, a collaborative monitoring forum for the Gahcho Kué Project between De Beers, the Yellowknives Dene First Nation, Lutsel K'e Dene First Nation, Deninu K'ue First Nation and the Tlicho Government: "We're hoping that what we're proposing will lead to better environmental performance of the project because the First Nations will be able to engage in a meaningful manner and influence the environmental performance and the environmental design."

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Cathie Bolstad
Director, External & Corporate Affairs
De Beers
Phone: (867) 766-7325

Patrick Evans
President & CEO
Mountain Province Diamonds
Phone: (416) 361-3562

CO: Mountain Province Diamonds Inc.

CNW 17:33e 11-DEC-12